                                                                    Exhibit 12.1


The following illustrates the computation of the ratio of earnings to fixed charges for the years ended December 31,

                                                               1995           1996           1997            1998            1999
                                                             --------       --------       --------        --------        --------
 Fixed Charges
              Interest Expense                               $    252       $     91       $    981        $  9,450        $  9,353
              Amortization of deferred financing costs             48          3,645            436
              Interest Component of operating leases              442            608          1,080           1,721           2,143

                                                             ========       ========        ========        ========       ========
              II.  Total Fixed Charges                       $    694       $    699       $  2,109        $ 14,816        $ 11,932
                                                             ========       ========        ========        ========       ========


Earnings
              Income before income taxes                     $  1,014       $  8,432       $ (5,502)       $(10,114)       $  2,369
              Fixed charges                                       694            699          2,109          14,816          11,932

                                                             ========       ========        ========        ========       ========
              I Total Earnings                               $  1,708       $  9,131        $ (3,393)       $  4,702       $ 14,301
                                                             ========       ========        ========        ========       ========

Ratio of Earnings to Fixed Charges
              (I divided by II)                                   2.5           13.1             (a)             (b)            1.2
                                                             ========       ========        ========        ========       ========


The ratio of earnings to fixed charges has been calculated by dividing income before income taxes and fixed charges by fixed charges. Fixed charges for this purpose include cash interest expense, amortization of deferred financing costs and one third of operating lease payments (the portion deemed to be representative of the interest factor).

         (a) Earnings were inadequate to cover fixed charges by $5,502,000. This shortfall was attributable to the expenses incurred in connection with the Recapitalization, including compensation charges of $17,924,000 for bonuses and phantom stock payments and transaction fees and expenses of $1,967,000.00

         (b) Earnings were inadequate to cover fixed charges by $10,114,000. This shortfall was attributable to a full year of interest expense on debt incurred with the Recapitalization, amortization and write-off of deferred financing costs of $3,645,000 and a one-time reserve for the termination of Interactive Voice Response leases of $850,000.